SECI 08031817 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

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SEC FILE NUMBER
8- 67360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/16/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 27 2008 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bethesda Metro Center, Suite 767
(No. and Street)

Bethesda (City) Maryland (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wendy Albertini 240-395-2399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

E. Cohen and Company, CPA's
(Name – *if individual, state last, first, middle name*)

One Research Court, Suite 101 (Address) Rockville (City) Mai (State) 20850 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 30 2008 THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darren Womer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NC Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

My Comm. Exps. 1/17, 2012

President

Title

Notary Public

Wendy A. Albertini

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

E. COHEN
AND COMPANY, CPAs
Building Profitable Ideas

Independent Auditor's Report

To the Member and Directors of
NC Securities, LLC
Bethesda, Maryland

We have audited the accompanying statement of financial condition of NC Securities, LLC as of December 31, 2007, and the related statements of operations, member's equity, and cash flows for the period from November 16, 2006 (effective date) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NC Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the period from November 16, 2006 (effective date) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

E. Cohen and Company, CPA's

May 5, 2008

One Research Court
Suite 101
Rockville, MD 20850
Tel: 301.917.6200 Fax: 301.917.6220
www.ecohencpas.com

NC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	32,800
Prepaid expenses		3,164
TOTAL CURRENT ASSETS		35,964
TOTAL ASSETS	$	35,964

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	2,074
Due to Parent company		17,013
TOTAL CURRENT LIABILITIES		19,087
MEMBER'S EQUITY		
Owners' capital contributions, net of cumulative distributions		65,396
Deficit		(48,519)
TOTAL MEMBERS' EQUITY		16,877
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,964

See notes to financial statements.

NC SECURITIES, LLC

STATEMENT OF OPERATIONS

PERIOD FROM NOVEMBER 16, 2006 (EFFECTIVE DATE) TO DECEMBER 31, 2007

REVENUE	$ 35,000
OPERATING EXPENSES	
Regulatory compliance	18,364
Compensation	5,700
Conferences and training	4,501
Overhead allocation from Parent company	27,867
Other expenses	4,568
TOTAL OPERATING EXPENSES	61,000
NET LOSS	$ (26,000)

See notes to financial statements.

NC SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY

PERIOD FROM NOVEMBER 16, 2006 (EFFECTIVE DATE) TO DECEMBER 31, 2007

	Paid in Capital (net of distributions)	Accumulated Deficit	Total
BALANCE, BEGINNING OF YEAR	$ 88,529	$ (22,519)	$ 66,010
Contributions	11,867	-	11,867
Distributions	(35,000)	-	(35,000)
Net loss	-	(26,000)	(26,000)
BALANCE, END OF YEAR	$ 65,396	$ (48,519)	$ 16,877

See notes to financial statements.

NC SECURITIES, LLC

STATEMENT OF CASH FLOWS

PERIOD FROM NOVEMBER 16, 2006 (EFFECTIVE DATE) TO DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (26,000)
Adjustments to reconcile net loss to net cash used by operating activities:	
Overhead expenses contributed by Parent company	11,867
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Prepaid expenses	(3,164)
Increase (decrease) in liabilities:	
Accounts payable	2,074
CASH USED IN OPERATING ACTIVITIES	(15,223)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash advances from Parent company	17,013
Distributions paid	(35,000)
CASH USED IN FINANCING ACTIVITIES	(17,987)
NET DECREASE IN CASH	(33,210)
CASH, BEGINNING OF YEAR	66,010
CASH, END OF YEAR	$ 32,800

See notes to financial statements.

NC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. **Organization:**

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of the NASD, now FINRA, the Financial Industry Regulatory Authority.

2. **Summary of significant accounting policies:**

Cash and cash equivalents: The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

Use of accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity. The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns.

3. **Related party relationships and transactions:**

The Company is wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and initial operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides office space and administrative services to the Company under a Management Services Agreement that required monthly payments by the Company to NCC of $2,000.

3. Related party relationships and transactions (continued):

As of December 31, 2007, the Company owes NCC $17,013 as reimbursement of certain expenses and advances. This liability is non-interest-bearing.

4. Revenue:

Revenue of $35,000 is a one-time payment received from FINRA, the Financial Industry Regulatory Authority, in connection with the consolidation of NASD and NYSE Group, Inc. Through December 31, 2007, the Company has not yet earned any revenue from services.

5. Net capital requirement:

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2007, the Company had net capital, as defined, of $13,713, which was $8,713 in excess of its required net capital of $5,000. The Company's year end net capital ratio was 1.39 to 1.

E. COHEN
AND COMPANY, CPAs
Building Profitable Ideas

Independent Auditor's Report on Supplementary Information

To the Member and Directors of
NC Securities, LLC
Bethesda, Maryland

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 are presented as required by Form X-17A-5 and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. Cohen and Company, CPA's

May 5, 2008

One Research Court
Suite 101
Rockville, MD 20850
Tel: 301.917.6200 Fax: 301.917.6220
www.ecohencpas.com

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	16,877
Deduct ownership equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		16,877
Add:		
Liabilities subordinated to claims of general creditors		-
Other allowable credits		-
Deduct:		
Total nonallowable assets from Statement of Financial Condition		(3,164)
Secured demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Less haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities		-
Undue concentration		-
Other		-
NET CAPITAL	**$**	**13,713**
AGGREGATE INDEBTEDNESS		
Other accounts payable and accrued expenses	$	19,087
Items not included in financial statements		-
AGGREGATE INDEBTEDNESS	**$**	**19,087**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	8,713
Ratio: Aggregate indebtedness to net capital		1.39 to 1

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

Reconciliation of net capital:

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2007, and accordingly, no reconciliation is required.

Computation for determination of reserve requirements:

The Company is exempt from this requirements under Rule 15c3-3 under the exception provided in section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained.

E. COHEN
AND COMPANY, CPAs
Building Profitable Ideas

May 5, 2008

Members and Directors of
NC Securities, Inc.
Bethesda, Maryland

In planning and performing our audit of the financial statements of NC Securities, Inc. (the Company), as of December 31, 2007, and for the period from November 16, 2006 (inception date) to December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

One Research Court
Suite 101
Rockville, MD 20850
Tel: 301.917.6200 Fax: 301.917.6220
www.ecohencpas.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against a loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under he Securities Exchange Act of 1934 in their regulation of registered brokers an dealers, and is not intended to be and should not be used by anyone other than these specified parties.

E. Cohen and Company, CPA's

E. Cohen and Company, CPA's
Rockville, Maryland
May 5, 2008

END